FIFTH SUPPLEMENTAL INDENTURE

This Fifth Supplemental Trust Indenture is entered into as of the 25th day of April, 2008 between:

HARVEST ENERGY TRUST, an open ended unincorporated trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the "Trust")

- and -

HARVEST OPERATIONS CORP., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "HOC" or the "Corporation")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of the Province of Alberta having an office in the City of Calgary, in the Province of Alberta in its capacity as debenture trustee under a trust indenture dated January 29, 2004 (as amended) with the Trust and the Corporation (hereinafter called the "Debenture Trustee")

WITNESSETH THAT:

WHEREAS the Trust, the Corporation and the Debenture Trustee entered into an indenture dated January 29, 2004 (the "Indenture") to provide for the creation and issuance of the Initial Debentures, as supplemented by a first supplemental indenture entered into as of August 10, 2004 to provide for the issuance of Second Debentures, as further supplemented by a second supplemental indenture entered into as of August 2, 2005 to provide for the issuance of Third Debentures, as further supplemented by a third supplemental indenture entered into as of November 22, 2006 to provide for the issuance of Fourth Debentures and as further supplemented by a fourth supplemental indenture entered into as of February 1, 2007 to provide for the issuance of Fifth Debentures (the Indenture as so supplemented collectively called the "Supplemented Indenture");

AND WHEREAS Article 16 of the Indenture provides that the Debenture Trustee may enter into indentures supplemental to the Indenture;

AND WHEREAS the Trust has determined to create and issue Series 6, 7.50% convertible unsecured subordinated debentures (the "Sixth Debentures") and to enter into this fifth supplemental indenture (this "Supplemental Indenture") with the Debenture Trustee to provide for such creation and issuance of Sixth Debentures;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Supplemental Indenture, to make the same effective and binding upon the Trust, and to make the Sixth Debentures, when authenticated by the Debenture Trustee and issued as provided in the Indenture and this Supplemental Indenture, valid, binding and legal obligations of the Trust with the benefit and subject to the terms of the Indenture and this Supplemental Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Trust and not by the Debenture Trustee.

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1

Definitions

Except as defined in this Supplemental Indenture, or in the recitals or description of parties herein, all capitalized terms used in this Supplemental Indenture shall have the meanings given to them in the Indenture.

1.2

Amendments to Indenture

This Supplemental Indenture is supplemental to the Supplemented Indenture and the Supplemented Indenture and this Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Sixth Debentures as if all the provisions of the Supplemented Indenture and this Supplemental Indenture were contained in one instrument. The Supplemented Indenture is and shall remain in full force and effect with regards to all matters governing the Initial Debentures, Second Debentures, Third Debentures, Fourth Debentures and Fifth Debentures, and with regards to all matters governing the Sixth Debentures, except as the Supplemented Indenture is amended, superceded, modified or supplemented by this Supplemental Indenture. Any references in the text of this Supplemental Indenture to section numbers, article numbers, "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Supplemental Indenture unless otherwise qualified.

ARTICLE 2
THE SIXTH DEBENTURES

2.1

Form and Terms of Sixth Debentures

(a)

The Sixth Debentures authorized for issue immediately are limited to an aggregate principal amount of $287,500,000 and shall be designated as "Series 6, 7.50% Convertible Unsecured Subordinated Debentures".

(b)

The Sixth Debentures shall be dated as of April 25, 2008 and shall bear interest from such date at the rate of 7.50% per annum, payable in arrears in equal (with the exception of the first interest payment which will include interest from April 25, 2008 as set forth below) semi-annual payments (less any tax required by law to be deducted) of $37.50 per $1,000 of principal amount of the Sixth Debentures on May 31 and November 30 in each year, the first such payment to fall due, subject as hereinafter provided, on November 30, 2008 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Sixth Debentures) to fall due on May 31, 2015, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. The Sixth Debentures will mature on May 31, 2015, (such maturity date herein referred to for the purposes of this Supplemental Indenture as the "Maturity Date").

(c)

The Sixth Debentures will be redeemable in accordance with the terms of Article 4 of the Indenture, provided that the Sixth Debentures will not be redeemable on or before May 31, 2011, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein and in the Indenture. On or after June 1, 2011 and on or before May 31, 2012, the Sixth Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a Redemption Price of $1,050 per $1,000 principal amount of Sixth Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest thereon. On or after June 1, 2012 and on or before May 31, 2013, the Sixth Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a Redemption Price of $1,025 per $1,000 principal amount of Sixth Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest thereon. On or after June 1, 2013 and prior to the Maturity Date, the Sixth Debentures may be redeemed in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a Redemption Price of $1,000 per $1,000 principal amount of Sixth Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest thereon. The Redemption Notice for the Sixth Debentures shall be in the form of Schedule "B" hereof. In connection with the redemption of the Sixth Debentures, the Trust may, at its option and subject to the provisions of Section 4.6 of the Indenture, on not more than 60 days and not less than 40 days prior notice, and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate Redemption Price of the Sixth Debentures to be redeemed by issuing and delivering to the holders of such Sixth Debentures that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the then Current Market Price on the Redemption Date; provided that, notwithstanding the foregoing, interest accrued and unpaid on the Sixth Debentures on the Redemption Date will be paid to holders of Sixth Debentures, in cash, in the manner contemplated in Section 4.5 of the Indenture. If the Trust elects to exercise such option, it shall so specify and provide details in the Redemption Notice.

(d)

The Sixth Debentures will be subordinated to the Senior Indebtedness of the Trust in accordance with the provisions of Article 5 of the Indenture.

(e)

Upon and subject to the provisions and conditions of Article 6 of the Indenture, the holder of each Sixth Debenture shall have the right at such holder's option, at any time when the register of the Debenture Trustee is open, prior to the close of business on the earlier of May 31, 2015 and the last Business Day immediately preceding the date specified by the Trust for redemption of all outstanding Sixth Debentures, by notice to the holders of Sixth Debentures in accordance with Section 2.1(c) of this Supplemental Indenture and Section 4.3 of the Indenture (the earlier of which will be the "Time of Expiry" for the purposes of the definition of Time of Expiry and Article 6 of the Indenture in respect of the Sixth Debentures) to convert any part, which is $1,000 or an integral multiple thereof, of the principal amount of such Sixth Debenture into Trust Units at the Conversion Price in effect on the Date of Conversion.

The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of Sixth Debentures shall be equal to $27.40 such that approximately 36.4964 Trust Units shall be issued for each $1,000 principal amount of Sixth Debentures so converted. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions on Trust Units issuable upon conversion or for interest accrued on the Sixth Debentures which are surrendered for conversion; however, holders converting their Sixth Debentures will receive all interest which has accrued to but excluding the Date of Conversion which has not been paid. The Conversion Price applicable to, and the Trust Units, securities or other property receivable on the conversion of the Sixth Debentures is subject to adjustment pursuant to the provisions of Section 6.5 of the Indenture. In lieu of issuing any fractional Trust Units, the Trust shall make a cash payment therefor in accordance with Section 6.6 of the Indenture.

Notwithstanding any other provisions of the Indenture or this Supplemental Indenture, if a Sixth Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Trust Units in respect of the Sixth Debenture so surrendered for conversion shall not become the holder or holders of record of such Trust Units until the Business Day following such Interest Payment Date.

(f)

On maturity of the Sixth Debentures, the Trust may, at its option and subject to the provisions of Section 4.10 of the Indenture and Section 2.1 of this Supplemental Indenture and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Sixth Debentures due on maturity by issuing and delivering to such holders of Sixth Debentures, Freely Tradeable Trust Units. If the Trust elects to exercise such option, it shall deliver a maturity notice (the "Maturity Notice") to the holders of the Sixth Debentures in the form of Schedule "C" of this Supplemental Indenture and provide the necessary details.

(g)

The Sixth Debentures shall be issued as Global Debentures and the Depositary for the Sixth Debentures shall be The Canadian Depositary for Securities Limited and the Global Debentures shall be registered in the name of The Canadian Depositary for Securities Limited (or any nominee of the Depositary). No beneficial holder will receive definitive certificates representing their interest in the Sixth Debentures except as provided in Section 3.2 of the Indenture. A Global Debenture may only be exchanged for Sixth Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depositary or nominee thereof as provided in Section 3.2 of the Indenture.

(h)

Upon and subject to the provisions and conditions of Article 10 of the Indenture, the Trust may elect, from time to time, to satisfy its Interest Obligation on the Sixth Debentures on any Interest Payment Date by delivering Trust Units to the Debenture Trustee.

(i)

Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.1(i), the Trust shall be obligated to offer in writing to each holder of Sixth Debentures (the "Sixth Debenture Offer") to purchase the Sixth Debentures. The terms and conditions of such obligation are set forth below:

(i)

Within 30 days following the occurrence of a Change of Control, the Trust shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Sixth Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "Change of Control Notice") together with the Sixth Debenture Offer to purchase all then outstanding Sixth Debentures made in accordance with the requirements of applicable securities laws (including rules, regulations, policies and instruments in each of the Province and Territories of Canada) ("Canadian Securities Legislation") at a price equal to 101% of the principal amount thereof (the "Offer Price") plus accrued and unpaid interest, if any, on such Sixth Debentures up to, but excluding, the date of acquisition by the Trust or a related party of the Trust of such Sixth Debentures (collectively, the "Total Offer Price") which Offer shall, unless otherwise provided under Applicable Securities Legislation, be open for acceptance thereof for a period of not less than 35 days and not more than 60 days and shall provide for payment to all holders of Sixth Debentures who accept the Offer not later than the 60th day after the making of the Offer.

(ii)

If 90% or more in aggregate principal amount of Sixth Debentures outstanding on the date the Trust provides the Change of Control Notice and the Sixth Debenture Offer to holders of the Sixth Debentures have been tendered for purchase pursuant to the Sixth Debenture Offer on the expiration thereof, the Trust shall provide written notice to the Debenture Trustee, along with the Total Offer Price for the Sixth Debentures remaining outstanding at the expiration of the Sixth Debenture Offer, within 10 days following the expiration of the Sixth Debenture Offer, that it is redeeming and shall redeem all the Sixth Debentures remaining outstanding on the expiration of the Sixth Debenture Offer at the Total Offer Price for such Sixth Debentures remaining outstanding (the "90% Redemption Right").

(iii)

Upon receipt of notice that the Trust is acquiring the remaining Sixth Debentures pursuant to the 90% Redemption Right, the Debenture Trustee shall promptly provide written notice, in the form provided by HOC, to each Debentureholder that did not previously accept the Sixth Debenture Offer that:

(A)

the Trust has exercised the 90% Redemption Right and is purchasing all outstanding Sixth Debentures effective on the expiry of the Sixth Debenture Offer at the Total Offer Price for such remaining Sixth Debentures, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(B)

each such holder must transfer its Sixth Debentures to the Debenture Trustee on the same terms as those holders that accepted the Sixth Debenture Offer and must send its Sixth Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C)

the rights of such holder under the terms of the Sixth Debentures, the Indenture and this Supplemental Indenture cease to be effective as of the date of expiry of the Sixth Debenture Offer (provided the Trust has, on or before the time of notifying the Debenture Trustee of the redemption pursuant to the 90% Redemption Right, paid the Total Offer Price for such Sixth Debentures to, or to the order of, the Debenture Trustee) and thereafter such Sixth Debentures shall not be considered to be outstanding and the holder thereof shall not have any right except to receive such holder's Total Offer Price upon surrender and delivery of such holder's Sixth Debentures in accordance with the Indenture.

(iv)

The Trust shall, on or before 11:00 a.m. (Calgary time) on the Business Day immediately prior to the expiry of the Sixth Debenture Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price for each Sixth Debenture to be purchased or redeemed by the Trust on the expiry of the Offer, provided that, if the Total Offer Price payable for the Sixth Debentures to be redeemed or purchased is less than the amount required by any applicable banking regulations or procedures to be paid by wire transfer, the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a certified cheque for such amounts required under this Section 2.1(i)(iv) post-dated to the date of expiry of the Sixth Debenture Offer. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited the Debenture Trustee shall pay or cause to be paid to the holders of such Sixth Debentures, the Total Offer Price for each such Sixth Debenture to which they are entitled on the Trust's purchase or redemption.

(v)

Sixth Debentures for which holders have accepted the Sixth Debenture Offer and Sixth Debentures which the Trust is redeeming in accordance with this Section 2.1(i) shall become due and payable at the Total Offer Price for each such Sixth Debenture on the date of expiry of the Sixth Debenture Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Sixth Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Sixth Debenture Offer, if the money necessary to purchase or redeem the Sixth Debentures shall have been deposited as provided in this Section 2.1(i) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Sixth Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vi)

In case the holder of any Sixth Debenture to be purchased or redeemed in accordance with this Section 2.1(i) shall fail on or before the date of expiry of the Sixth Debenture Offer to surrender such holder's Sixth Debenture or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery up of such holder's Sixth Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Sixth Debentures issued hereunder shall remain so deposited for a period of six years from the date of expiry of the Sixth Debenture Offer, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust and the Debenture Trustee shall not be responsible thereafter to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Debenture Trustee shall pay any remaining funds deposited hereunder prior to the expiry of six years after the date of expiry of the Sixth Debenture Offer to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds (the "Letter of Credit"). If the remaining funds are paid to the Trust prior to the expiry of six years after the date of expiry of the Sixth Debenture Offer, and any amounts are thereafter, but prior to six years after the date of expiry of the Sixth Debenture Offer, claimed from the Debenture Trustee by a Debentureholder in respect of the remaining funds which are in excess of amounts available to the Debenture Trustee under the Letter of Credit, or by reason that the Letter of Credit has expired or otherwise can not be drawn upon, the Debenture Trustee shall immediately notify the Trust of such claim, but shall have no liability to effect any such payment until the Trust shall have deposited with the Debenture Trustee any amounts to be paid pursuant to such claim.

(vii)

Subject to the provisions above related to Sixth Debentures purchased in part, all Sixth Debentures redeemed or purchased under this Section 2.1(i) shall forthwith be delivered to the Debenture Trustee and cancelled and no Sixth Debentures shall be issued in substitution therefor.

(j)

If an Offer is made for the Sixth Debentures, which is not an Offer for all Debentures, the provisions of Article 12 of the Indenture shall apply to such Offer, mutatis mutandis, with respect to the Sixth Debentures.

(k)

In addition to this Supplemental Indenture, the Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) of the Indenture with respect to the Sixth Debentures prior to the issuance of the Sixth Debentures.

ARTICLE 3
ADDITIONAL MATTERS

3.1

Confirmation of Supplemented Indenture

The Supplemented Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.2

Acceptance of Trusts

The Debenture Trustee hereby accepts the trusts in this Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3

Governing Law

This Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.4

Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of the Supplemented Indenture and this Supplemental Indenture and carry out its provisions.

3.5

Counterparts

This Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

HARVEST ENERGY TRUST, by its attorney,
Harvest Operations Corp.

By:	(signed) "John Zahary"

HARVEST OPERATIONS CORP.

By:	(signed) "John Zahary"

VALIANT TRUST COMPANY

By:	(signed) "Philip Menard"

By:	(signed) "Concepcion Jalbuena"

SCHEDULE "A"

FORM OF DEBENTURE

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Debenture is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to Harvest Energy Trust (the "Issuer") or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO. has an interest herein. This certificate is issued pursuant to a Master Letter of Representations of the Issuer to CDS, as such letter may be replaced or amended from time to time.

[THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF HARVEST ENERGY TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO HARVEST ENERGY TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AND, IN THE CASE OF (D) AND (E) AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO HARVEST ENERGY TRUST.

IF THESE SECURITIES ARE BEING SOLD IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AT A TIME WHEN HARVEST ENERGY TRUST IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM VALIANT TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO VALIANT TRUST COMPANY AND HARVEST ENERGY TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.]

CUSIP [41752XAK7/41752XAL5]
ISIN [CA41752XAK78/CA41752XAL51]

[No. • ]

[$ ]

HARVEST ENERGY TRUST

(A trust governed by the laws of Alberta)

SERIES 6, 7.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE DUE MAY 31, 2015

HARVEST ENERGY TRUST (the "Trust") for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the " Indenture") dated as of January 29, 2004, as amended and supplemented by the First Supplemental Indenture dated as of August 10, 2004, a Second Supplemental Indenture dated as of August 2, 2005, a Third Supplemental Indenture dated as of November 22, 2006, a Fourth Supplemental Indenture dated as of February 1, 2007 and a fifth supplemental indenture dated as of April 25, 2008 (the "Fifth Supplemental Indenture" and together with the Indenture the "Supplemented Indenture") among the Trust, Harvest Operations Corp. and Valiant Trust Company (the "Debenture Trustee"), promises to pay to the registered holder hereof on May 31, 2015 (the "Maturity Date"), or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of [ Dollars ($ )] in lawful money of Canada on presentation and surrender of this Sixth Debenture at the main branch of the Debenture Trustee in Calgary, Alberta or its agent in Toronto, Ontario in accordance with the terms of the Fifth Supplemental Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 7.50% per annum, in like money, in arrears in equal (with the exception of the first interest payment which will include interest from April 25, 2008 to but excluding November 30, 2008 as set forth below) semi-annual instalments (less any tax required by law to be deducted) of $37.50 per $1,000 of principal amount of the Sixth Debentures on May 31 and November 30 in each year commencing on November 30, 2008 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, May 31, 2015) to fall due on May 31, 2015 and, should the Trust at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Sixth Debenture.

This Debenture is one of the Series 6, 7.50% Convertible Unsecured Subordinated Debentures (referred to herein as the "Sixth Debentures") of the Trust issued or issuable in one or more series under the provisions of the Indenture. The Sixth Debentures authorized for issue immediately are limited to an aggregate principal amount of $287,500,000 in lawful money of Canada. Reference is hereby expressly made to the Supplemented Indenture for a description of the terms and conditions upon which the Sixth Debentures are or are to be issued and held and the rights and remedies of the holders of the Sixth Debentures and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Supplemented Indenture were herein set forth to all of which provisions the holder of this Sixth Debenture by acceptance hereof assents. This Sixth Debenture is issued subject to the terms of the Supplemented Indenture, is a summary of, is not intended to be and does not constitute a comprehensive description of, the terms of the Supplemented Indenture and in the event of any conflict or inconsistency between the provisions hereof and the Supplemented Indenture, the provisions of the Supplemented Indenture shall govern.

The Sixth Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Supplemented Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The whole, or if this Sixth Debenture is a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Sixth Debenture is convertible, at the option of the holder hereof, upon surrender of this Sixth Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or its agent in Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Sixth Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Sixth Debenture, into Trust Units (without adjustment for interest accrued hereon or for dividends or distributions on Trust Units issuable upon conversion) at a conversion price of $27.40 (the "Conversion Price") per Trust Unit, being a rate of approximately 36.4964 Trust Units for each $1,000 principal amount of Sixth Debentures, all subject to the terms and conditions and in the manner set forth in the Supplemented Indenture. No Debentures may be converted during the five Business Days preceding and including May 31 and November 30 in each year, commencing November 30, 2008, as the registers of the Debenture Trustee will be closed during such periods. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. Holders converting their Sixth Debentures will receive accrued and unpaid interest thereon. If a Sixth Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Trust Units in respect of the Sixth Debenture so surrendered for conversion shall not become the holder or holders of record of such Trust Units until the Business Day following such Interest Payment Date.

This Sixth Debenture may also be redeemed at the option of the Trust on the terms and conditions set out in the Supplemented Indenture at the redemption price therein and herein set out provided that this Sixth Debenture is not redeemable on or before May 31, 2011, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. On or after June 1, 2011 and on or before May 31, 2012, the Sixth Debentures are redeemable at the option of the Trust at a price equal to $1,050 per $1,000 principal amount of Sixth Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Supplemented Indenture. On or after June 1, 2012 and on or before May 31, 2013, the Sixth Debentures are redeemable at the option of the Trust at a price equal to $1,025 per $1,000 principal amount of Sixth Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Supplemented Indenture. On or after June 1, 2013 and before the Maturity Date, the Sixth Debentures are redeemable at the option of the Trust at a redemption price of $1,000 per Sixth Debenture and, in addition thereto, at the time of redemption, the Trust shall pay to the Holder accrued and unpaid interest and otherwise on the terms and conditions described in the Supplemented Indenture. The Trust may, on notice as provided in the Supplemented Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Trust Units obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Trust, the Trust is required to make an offer to purchase all of the Sixth Debentures at a price equal to 101% of the principal amount of such Sixth Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Sixth Debentures are so repurchased (the "Offer"). If 90% or more of the principal amount of all Debentures outstanding on the date the Trust provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Trust shall to redeem all the remaining outstanding Sixth Debentures on the same date and at the same price.

If a takeover bid for Sixth Debentures, within the meaning of the Applicable Securities Legislation, is made and 90% or more of the principal amount of all the Sixth Debentures (other than Sixth Debentures held at the date of the takeover bid by or on behalf of the Offeror, associates or affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the remaining principal amount of the Sixth Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Sixth Debentures.

The Trust may, on notice as provided in the Supplemented Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Sixth Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Trust Units obtained by dividing the principal amount of this Sixth Debenture to be paid for in Trust Units pursuant to the exercise by the Trust of the Unit Repayment Right by 95% of the then Current Market Price of the Trust Units.

The indebtedness evidenced by this Sixth Debenture, and by all other Sixth Debentures now or hereafter certified and delivered under the Supplemented Indenture, is a direct unsecured obligation of the Trust, and is subordinated in right of payment, to the extent and in the manner provided in the Supplemented Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Fifth Supplemental Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Supplemented Indenture.

The Supplemented Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Sixth Debenture or the Supplemented Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Trust Units, officers and directors of Harvest Operations Corp. or the trustee, manager and other agents of the Trust in respect of any obligation or claim arising out of the Supplemented Indenture or this Sixth Debenture.

This Sixth Debenture may only be transferred, upon compliance with the conditions prescribed herein and in the Supplemented Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Calgary, Alberta or its agent in Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate.

This Sixth Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Supplemented Indenture.

Capitalized words or expressions used in this Sixth Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Supplemented Indenture.

IN WITNESS WHEREOF HARVEST ENERGY TRUST has caused this Sixth Debenture to be signed by its authorized representatives as of the 25th day of April, 2008.

HARVEST OPERATIONS TRUST, by its attorney
Harvest Operations Corp.

By:

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Sixth Debenture is one of the Series 6, 7.50% Convertible Unsecured Subordinated Debentures referred to in the Indenture within mentioned.

VALIANT TRUST COMPANY

By: __________________________
        (Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of	In Whose Name	Signature of Debenture Trustee or
Registration	Registered	Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________________________, whose address and social insurance number, if applicable, are set forth below, this Sixth Debenture (or $______________ principal amount hereof*) of HARVEST ENERGY TRUST standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Sixth Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Sixth Debenture in such register, with full power of substitution in the premises.

Dated: ________________________

Address of Transferee: ___________________________________________________________
                                            (Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ________________________

*If less than the full principal amount of the within Sixth Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Sixth Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Sixth Debenture is transferable only in its entirety) to be transferred.

1.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Sixth Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.

The registered holder of this Sixth Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Sixth Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "1"
TO CDS GLOBAL DEBENTURE

HARVEST ENERGY TRUST

SERIES 6, 7.50% CONVERTIBLE UNSECURED
SUBORDINATED DEBENTURES

Initial Principal Amount: [$· ]

CUSIP [41752XAK7/41752XAL5]
ISIN [CA41752XAK78/CA41752XAL51]

Authorization: _______________________

ADJUSTMENTS

	Amount of	Amount of
Date	Increase	Decrease	New Principal Amount	Authorization

SCHEDULE "B"
FORM OF REDEMPTION NOTICE

HARVEST ENERGY TRUST

SERIES 6, 7.50% CONVERTIBLE UNSECURED
SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To:

Holders of Series 6, 7.50% Convertible Unsecured Subordinated Debentures (the "Sixth Debentures") of Harvest Energy Trust (the "Trust")

Note:

All capitalized terms used herein have the meaning ascribed thereto in the Indenture and the Supplemental Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture (the "Indenture") dated as of January 29, 2004 among the Trust, Harvest Operations Corp. and Valiant Trust Company (the "Debenture Trustee") and Section 2.1(c) of the fifth supplemental indenture thereto (the "Supplemental Indenture") dated as of April 25, 2008 among the Trust, Harvest Operations Corp. and the Debenture Trustee, that the aggregate principal amount of $• of the Sixth Debentures outstanding will be redeemed as of • (the "Redemption Date"), upon payment of a redemption amount of $• for each $1,000 principal amount of Sixth Debentures, being equal to the aggregate of (i) $• (the "Redemption Price"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "Total Redemption Price").

The Total Redemption Price will be payable upon presentation and surrender of the Sixth Debentures called for redemption at the following corporate trust office:

Valiant Trust Company
310, 606 – 4th Street SW
Calgary, Alberta, T2P 1T1

The interest upon the principal amount of Sixth Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Sixth Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture and Section 2.1(c) of the Supplemental Indenture, the Trust hereby irrevocably elects to satisfy its obligation to pay $• of the Redemption Price payable to holders of Sixth Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradable Trust Units obtained by dividing the Redemption Price by 95% of the Current Market Price of the Trust Units.

No fractional Trust Units shall be delivered upon the exercise by the Trust of the abovementioned redemption right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Redemption Date (less any tax required to be deducted, if any).

B - 2

In this regard, upon presentation and surrender of the Sixth Debentures for payment on the Redemption Date, the Trust shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates representing the Freely Tradable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Sixth Debentures are to be redeemed by issuing Freely Tradable Trust Units, cash representing the balance of the Redemption Price.]

DATED: ________________________

HARVEST ENERGY TRUST, by its attorney
Harvest Operations Corp.

_______________________________________________
(Authorized Director or Officer of Harvest Operations Corp.)

SCHEDULE "C"

Form of Maturity Notice
HARVEST ENERGY TRUST

SERIES 6, 7.50% CONVERTIBLE UNSECURED
SUBORDINATED DEBENTURES

MATURITY NOTICE

To:

Holders of Series 6, 7.50% Convertible Unsecured Subordinated Debentures (the "Sixth Debentures") of Harvest Energy Trust (the "Trust")

Note:

All capitalized terms used herein have the meaning ascribed thereto in the Indenture and the Supplemental Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the trust indenture (the "Indenture") dated as of January 29, 2004 among the Trust, Harvest Operations Corp. and Valiant Trust Company (the Debenture Trustee") and Section 2.1(f) of the fifth supplemental trust indenture (the "Supplemental Indenture") dated as of April 25, 2008 among the Trust, Harvest Operations Corp. and the Debenture Trustee, that the Sixth Debentures are due and payable as of May 31, 2015 (the "Maturity Date") and the Trust elects to satisfy its obligation to repay to holders of Sixth Debentures the aggregate principal amount of all of the Sixth Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradable Trust Units equal to the number obtained by dividing such principal amount of the Sixth Debentures by 95% of the Current Market Price of Trust Units on the Maturity Date.

No fractional Trust Units shall be delivered on exercise by the Trust of the above mentioned repayment right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Sixth Debentures for payment on the Maturity Date, the Trust shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery to and on account of the holders, of certificates representing the Freely Tradable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Sixth Debentures are to be repaid by issuing Freely Tradable Trust Units, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED: ______________________

HARVEST ENERGY TRUST, by its attorney
Harvest Operations Corp.

_______________________________________________
(Authorized Director or Officer of Harvest Operations Corp.)